Filed Pursuant to Rule 253(g)(2)

File No. 024-10816

Supplement No. 1 to Offering Circular dated August 17, 2018

This offering circular supplement no. 1 (the “Supplement”) relates to the offering circular of 20/20 GeneSystems, Inc. (the “Company”), dated August 17, 2018 (the “Offering Circular”) relating to the Company’s initial public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which we are offering a minimum of 127,479 shares of Series B Preferred Stock and a maximum of 3,399,433 shares of Series B Preferred Stock at an offering price of $3.53 per share, on a “best efforts” basis. This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular, and may not be delivered without the Offering Circular.

This Supplement includes the attached (i) Semiannual Report on Form 1-SA filed by the Company with the Securities and Exchange Commission on November 15, 2018 (the “Form 1-SA”); and (ii) Current Report on Form 1-U, filed by the Company with the Securities and Exchange Commission on December 27, 2018. The exhibits to our Form 1-SA are not included with this Supplement and are not incorporated by reference herein.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 6 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 to Offering Circular is December 27, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2018

20/20 GeneSystems, Inc.

(Exact name of issuer as specified in its charter)

Delaware	57-2272107
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9430 Key West Ave., Rockville, MD 20850

(Full mailing address of principal executive offices)

(240) 453-6339

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or “our company” refer to 20/20 GeneSystems, Inc., a Delaware corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events. The following factors, among others, may affect our forward-looking statements:

●	our dependence upon external sources for the financing of our operations;

●	our ability to successfully and profitably market our products;

●	the acceptance of our products by patients and healthcare providers;

●	the willingness of health insurance companies and other payors to reimburse us for our performance of our diagnostic tests;

●	the amount and nature of competition from other cancer screening products and services;

●	our success establishing and maintaining collaborative and licensing arrangements;

●	our dependence on a limited number of manufacturers of molecular diagnostic equipment and related chemical reagents necessary for the provision of our diagnostic tests;

●	our ability to obtain and enforce patents and to protect our trade secrets, others could use our technology to compete with us, which could create undue competition and pricing pressures.

●	the effects of any healthcare reforms or changes in healthcare pricing, coverage and reimbursement; and

●	our ability to maintain regulatory approvals and comply with applicable regulations.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” included in our Offering Statement on Form 1-A, as amended and supplemented to date (file no. 024-10816), and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

The specific discussions herein about our company include financial projections and future estimates and expectations about our company’s business. The projections, estimates and expectations are presented in this report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management’s own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from the projections.

Overview

We are an early stage digital diagnostics company with the core mission of reducing cancer mortality in the U.S. and around the world through early detection. To do so, we use machine learning and big data analytics approaches to substantially improve the accuracy of tumor biomarkers that are currently tested in millions of individuals around the world. Our products include a blood test for early lung cancer (www.BloodTestforLungCancer.com) and, our OneTest, a multi-cancer test for screening at least five cancers from one blood sample (www.OneTestforCancer.com). Our legacy businesses include a patented field test kit for screening suspicious powders for bioterror agents that is used regularly by hundreds of first responder organizations worldwide (www.BioCheckInfo.com). Our BioCheck® kits for screening suspicious powders remains profitable but with limited growth potential, at least in the U.S. absent a serial anthrax incident, or similar incident, like the one that occurred in the U.S. in 2001.

Recent Developments

On August 17, 2018, we launched our initial public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, or the Securities Act, for Tier 2 offerings, pursuant to which we are offering a minimum of 127,479 shares of Series B Preferred Stock and a maximum of 3,399,433 shares of Series B Preferred Stock at an offering price of $3.53 per share, or a minimum of $450,000 of shares and a maximum of $12,000,000 of shares, on a “best efforts” basis. As of November 8, 2018, we have raised approximately $3,129,000 in gross proceeds through the sale of 886,427 shares of our Series B Preferred Stock. As a result, we have received net proceeds of approximately $2,918,000.

Principal Factors Affecting our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to access additional capital and the size and timing of subsequent financings;

●	the costs of acquiring additional data, technology, and/or intellectual property to successfully reach our goals and to remain competitive;

●	personnel and facilities costs in any region in which we seek to introduce and market our products;

●	the costs of sales, marketing, and customer acquisition;

●	average price per test paid by consumers;

●	the number of tests ordered per quarter;

●	costs of third-party laboratories to run our tests;

●	willingness of healthcare providers (including telemedicine providers) to prescribe and encourage our tests and the fees charged by them to do so;

●	the costs of compliance with any unforeseen regulatory obstacles or governmental mandates in any states or countries in which we seek to operate; and

●	the costs of any additional clinical studies which are deemed necessary for us to remain viable and competitive in any region of the world.

Going Concern

Our financial statements are prepared using U.S. generally accepted accounting principles, or U.S. GAAP, applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying financial statements, our company has sustained substantial losses from operations since inception and does not have a predictable revenue stream. In addition, we have used, rather than provided, cash in our operations. The lack of a proven profitable business strategy that would generate a predictable revenue stream raise substantial doubt for our company to continue as a going concern. It is management’s plan in this regard to obtain additional working capital through equity financings and to manage sales and operations in line with the amount of capital available. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should we be unable to continue in existence.

Results of Operations

The following table sets forth key components of our results of operations during the six months ended June 30, 2018 and 2017, both in dollars and as a percentage of our revenues.

	Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
	Amount	% of Revenues	Amount	% of Revenues
Revenues	$125,660	100.0	$131,750	100.0
Cost of revenues	86,104	68.5	102,340	77.7
Gross profit	39,556	31.5	29,410	22.3
Operating expenses
Sales, general and administrative	624,010	496.6	645,137	489.7
Research and development	150,897	120.1	96,732	73.4
Total operating expenses	774,907	616.7	741,869	563.1
Loss from operations	(735,351)	(585.2)	(712,459)	(540.8)
Total other income (expense)	(2,371)	(1.9)	4,012	3.0
Net loss	$(737,722)	(587.1)	$(708,447)	(537.8)

Revenues. We generate revenues from sales of BioCheck® and PAULA’s Test+™. Our total revenues were $125,660 for the six months ended June 30, 2018, compared to $131,750 for the six months ended June 30, 2017, a decrease of $6,090, or 4.6%. Such decrease was due to decreased revenues from sales of PAULA’s Test+. Revenues from sales of BioCheck® increased from $110,737 in six months ended June 30, 2017 to $121,500 in six months ended June 30, 2018. Revenues from sales of PAULA’s Test+ decreased from $21,013 in the six months ended June 30, 2017 to $4,160 in the six months ended June 30, 2018. Revenue from our cancer test was generally on hold for the first half of 2017 as we were introducing OneTest in our CLIA lab and verifying all compliance requirements.  We anticipate a continued increase in BioCheck® revenue in the second half of 2018 as sales and marketing resources has been funded with our recent equity raise.

Cost of revenues. Our cost of revenues includes materials, labor and laboratory costs. Our cost of revenues decreased by $16,236 or 15.9%, to $86,104 for the six months ended June 30, 2018 from $102,340 for the six months ended June 30, 2017. This decrease was mainly due to a reduction of labor and purchases attributable the reduction of PAULA’s Test’s compared to the prior year.

Gross profit and gross margin. Our gross profit increased by $10,145, or 34.5%, to $39,556 for the six months ended June 30, 2018 from $29,410 for the six months ended June 30, 2018. Gross profit as a percentage of revenues (gross margin) was 31.5% and 22.3% for the six months ended June 30, 2018 and 2017, respectively.

Sales, general and administrative expenses. Our sales, general and administrative expenses include office leases, overhead, executive compensation, legal, marketing and similar expenses. Our sales, general and administrative expenses decreased by $21,127, or 3.3%, to $624,010 for the six months ended June 30, 2018, from $645,137 for the six months ended June 30, 2017. Such decrease was primarily due to a reduction in staffing compared to the prior year period, offset by an increase in professional fees for anticipated capital raise. As a percentage of revenues, sales, general and administrative expenses increased to 496.6% for the six months ended June 30, 2018 from 489.7% for the six months ended June 30, 2017.

Research and development expenses. Our research and development expenses include principally clinical data acquisitions, data analysis algorithms and non-capitalizable software development. Our research and development expenses increased by $54,165, or 56.0%, to $150,897 for the six months ended June 30, 2018 from $96,732 for the six months ended June 30, 2017. Such increase was due to the OneTEST product enhancements. As a percentage of revenues, research and development expenses increased to 120.1% for the six months ended June 30, 2018 from 73.4% for the six months ended June 30, 2017.

Net loss. As a result of the cumulative effect of the factors described above, our net loss increased by $29,275, or 4.1%, to $737,722 for the six months ended June 30, 2018 from $708,447 for the six months ended June 30, 2017.

Liquidity and Capital Resources

Historically, our sources of cash have included private placements of equity securities and cash generated from revenues. Our historical cash outflows have primarily been associated with cash used for operating activities such as research and development activities and other working capital needs; the acquisition of clinical data, patient samples (blood, tissue), intellectual property; and expenditures related to equipment and improvements used for our laboratory facility.

There is substantial doubt if we can continue as an on-going business for the next twelve months unless we are successful in generating sufficient revenues from our operations or we obtain additional capital. Due to our early stage of development, we do not anticipate that we will generate sufficient revenues from our operations for the next twelve months. Accordingly, we must raise cash from sources other than operations or our business may fail. It is management’s plan in this regard to obtain additional working capital through equity financings and to pursue a new, less labor-intensive approach to sales.

Summary of Cash Flows

As of June 30, 2018, we had approximately $375,028 in cash and cash equivalents. The following table presents a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2018	2017
Net cash used in operating activities	$(623,874)	$(565,016)
Net cash used in investing activities	(221,838)	(23,419)
Net cash provided by financing activities	180,657	-
Net increase (decrease) in cash and cash equivalents	(655,055)	(588,435)
Cash and cash equivalents at beginning of period	1,040,083	982,225
Cash and cash equivalent at end of period	$375,028	$393,790

Operating Activities

Net cash used in operating activities was $737,722 for the six months ended June 30, 2018, as compared to $565,016 for the six months ended June 30, 2017. The principal use of cash in operating activities was to fund our net loss. Cash flows from operations can vary significantly due to various factors, including changes in our operations, accounts receivable, prepaid expenses, accounts payable and accrued expenses.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2018 was $192,114, as compared to $23,419 for the six months ended June 30, 2017. Net cash used in investing activities is mainly related to patent costs, license agreement and medical equipment purchases.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2018 was $255,659, as compared to $0 for the six months ended June 30, 2017. These amounts are mainly $390,657 of net proceeds from the issuance of preferred stock and repayment advances of $210,000.

We completed an equity crowdfunding offering under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding promulgated thereunder. On December 29, 2017, we completed an initial closing in which we raised $1,018,297 in gross proceeds through the sale of 312,361 shares of our Series A-2 Preferred Stock. On January 23, 2018, we completed a second and final closing in which we raised $48,988 in gross proceeds through the sale of 15,027 shares of our Series A-2 Preferred Stock.

On January 9, 2018 and March 16, 2018, the Company issued 11,380 and 94,725 shares of Series A-2 Preferred Stock at $3.26 per share for gross proceeds of $37,100 and $309,000 to an Investment LLC, respectively.

Capital Expenditures

We incurred no capital expenditures in the six months ended June 30, 2018 and 2017, respectively. We estimate that our total capital expenditures in fiscal year 2018 will reach approximately $100,000. Such funds will be used to purchase laboratory equipment.

Contractual Obligations

In November 2000, we entered into a licensing agreement with the United States Public Health Service, or PHS, that gave us exclusive rights to use several patents owned by PHS. The agreement was subsequently amended in 2005 and 2011. Under the most current agreement, we were required to pay minimum annual royalty fees of $7,500 due and payable on January 1 of each calendar year from 2003 through 2011. Further payment of the minimum annual royalty has been deferred until January 1 of the calendar year following the first year we achieve annual net sales of the licensed product equal to or greater than $1,000,000. The minimum annual royalty will be due January 1 of each calendar year thereafter. The PHS agreement also calls for us to pay other royalties, including earned royalties, benchmark royalties, and sublicensing royalties. In addition, the agreement requires us to reimburse PHS for patent expenses incurred. Reimbursement is due on January 1 of each calendar year beginning in 2013. Minimum reimbursement of $10,000 is due until we have achieved $500,000 in net sales of licensed products, $20,000 once we have achieved between $500,000 and $1,000,000 in net sales of licensed products, and the balance of the remaining unreimbursed patent expenses due in full once we achieve net sales of licensed products of $1,000,000 or upon termination or expiration of the license, whichever comes first. In addition, PHS continues to submit annual requests for reimbursement of patent expenses incurred throughout the preceding year. Unreimbursed patent expenses are included in accrued expenses and were $192,044 and $188,294 at June 30, 2018 and December 31, 2017, respectively.

In July 2002, we entered into an award and royalty agreement with MdBio, Inc. Under this agreement, we received $150,000 in funding and are to make payments of 3% of gross sales revenues beginning in June 2003 and ending when a total of $450,000 has been repaid. Total royalty expenses incurred relating to this agreement were $3,673 and $3,428 for the six months ended June 30, 2018 and 2017, respectively. The remaining maximum contingent liability was $299,400 at June 30, 2018.

During 2010, we entered into a licensing agreement with Abbott Molecular, Inc., or Abbott. Under this agreement, we retained exclusive rights to use certain processes and know-how for which Abbott has a patent pending. Under this agreement, we are to pay royalties equal to 9% of the service revenue and net sales of each licensed product sold or otherwise disposed of prior to the issuance of the related patents and 18% of sales revenue or net sales of each licensed product sold or otherwise disposed of once the related patents are issued. Royalties will be deferred until either our lung cancer testing business is acquired by Abbott or another third party or the value of the royalties exceeds $1,000,000. The agreement also allows Abbott first right to acquire our lung cancer testing business at various intervals. For the six months ended June 30, 2018 and 2017, royalty expenses incurred under this agreement were $374 and $779, respectively.

In May 2011, we received a grant from the Maryland Biotechnology Center, or MBC. Under this grant agreement, we were to receive $200,000 in funding. Per the agreement, beginning January 31 of the year after the completion of the project, we are to repay MBC in payments equal to 3% of total sales revenues (excluding revenues relating to our BioCheck® product). If the grant is not repaid in full by one year after the first payment date, the total repayment will equal 150% of the award, or $300,000. If the grant is not repaid in full by two years after the first payment date, the total repayment will equal 175% of the award, or $350,000. If the grant is not repaid in full by three years after the first payment date, the total repayment will equal 200% of the award, or $400,000. For the six months ended June 30, 2018 and 2017, total royalty expenses incurred under this agreement were $125 and $260, respectively. The remaining maximum contingent liability was $391,888 at June 30, 2018.

In February 2016, we entered into a collaboration agreement with National Foundation for Cancer Research, Inc., or NFCR, a tax exempt 501(c)(3) organization, for the development of a cloud accessible algorithm to assist physicians in the Peoples Republic of China, or PRC, to interpret test results, and to support refinements of PAULA’s Test+™. The NFCR will assist us in obtaining blood test data from the PRC. Upon execution of the agreement, we issued NFCR 19,157 shares of Common Stock. We issued an additional 19,157 shares of Common Stock in 2016 based on the first milestone of receiving data from the first 1,000 patients located in the PRC. Per the agreement, after we have analyzed data from the initial population, we may seek additional data from more patients which can trigger an additional 38,315 shares of Common Stock being issued. To date, this provision has not yet been triggered. If, upon seeking and receiving this additional patient data as set forth in the agreement, and immediately after issuing the requisite shares, for five (5) years we shall pay to NFCR two percent (2%) of gross sales we derive from the sale, licensing and other dispositions of the developed algorithm, payable quarterly.

Effective April 17, 2017, we entered into a six-month option agreement with Chang Gung Memorial Hospital (CGMH) of Taiwan to obtain and secure an exclusive license to certain technology, intellectual property, and data relating to our pan-cancer test. The option period was extended through February 28, 2018 through an amendment executed in November 2017. The option was exercised in a timely manner, payments were made, data was transferred to 20/20 and was verified by 20/20 and we entered an exclusive license to the technology until the last patent included in the specified technology expires, or 20 years. As consideration for this option, we paid an option fee of $75,000. Once the option was exercised in February 2018, we paid an additional license fee of $150,000 in cash and $300,000 in Common Stock (through the issuance of 92,025 shares of Common Stock), which were released from escrow upon verification of the viability of the data.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Accounts Receivable. Accounts receivable represent amounts due from customers, amounts due from grants and awards, and other sources. On June 30, 2018 and December 31, 2017, customer accounts receivable and receivables from other sources totaled $30,656 and $53,106, respectively. Management reviews open accounts monthly and takes appropriate steps for collection. When needed, an allowance for doubtful accounts is recorded to reflect management’s determination of the amount deemed uncollectable. An allowance for doubtful accounts of $1,479 is included in accounts receivable at June 30, 2018 and December 31, 2017.

Inventories. Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method. Inventories consisted entirely of finished goods as of June 30, 2018 and December 31, 2017.

Intangible Assets – Patents. We capitalize patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. We also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. We evaluate the capitalized costs annually to determine if any amounts should be written down. Patent costs begin amortizing upon approval by the corresponding government and are generally amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Impairment of Long-Lived Assets. The long-lived assets held and used by us are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the six months ended June 30, 2018 and 2017. There can be no assurance, however, that market conditions will not change or demand for our products and services will continue, which could result in impairment of long-lived assets in the future.

Offering Costs. We comply with the requirements of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 340 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Preferred Stock. ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity. Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by us. Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by us.

Revenue Recognition. Effective January 1, 2018, we adopted Accounting Standards Codification, or ASC, Topic 606, Revenue from Contracts with Customers. In accordance with ASC Topic 606, we recognize revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration which it expects to receive in exchange for those goods and services. To determine revenue recognition for arrangements that we deem are within the scope of ASC Topic 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) calculate transfer price; (iv) allocate the transaction price to the performance obligation in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

We recognize revenue from the sale of BioCheck® when purchase orders are processed and kits are shipped to customers. Revenue from the sale of PAULA’s Test+™ is recognized when returned testing kits are processed in the laboratory and the results are reported. Due to the nature of PAULA’s Test+™, revenue per test is recorded based on historical average receipts from patients and insurance companies.

Research and Development. We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials and services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock-Based Compensation. We account for stock options issued to employees under ASC 718, Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. We measure compensation expense for non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured based on the value of our Common Stock, along with other variables as applicable, on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, as a new Topic, ASC Topic 606, which supersedes existing accounting standards for revenue recognition and creates a single framework. Additional updates to Topic 606 issued by the FASB in 2015 and 2016 include the following:

●	ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of the new guidance such that the new provisions will now be required for fiscal years, and interim periods within those years, beginning after December 15, 2017.

●	ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations, which clarifies the implementation guidance on principal versus agent considerations (reporting revenue gross versus net).

●	ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which clarifies the implementation guidance on identifying performance obligations and classifying licensing arrangements.

●	ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which clarifies the implementation guidance in a number of other areas.

The underlying principle is to use a five-step analysis of transactions to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The standard permits the use of either a retrospective or modified retrospective application. ASU 2014-09 and ASU 2016-12 are effective for annual reporting periods beginning after December 15, 2017. We adopted ASC 606 using the modified retrospective method for annual and interim reporting periods beginning January 1, 2018.  We have aggregated and reviewed our contracts that are within the scope of ASC 606. Based on its evaluation, we do not anticipate the adoption of ASC 606 will have a material impact on our balance sheet or related statements of operations, equity or cash flows. Accordingly, we will continue to recognize revenue at the time services are delivered.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other: Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the update requires only a single-step quantitative test to identify and measure impairment based on the excess of a reporting unit's carrying amount over its fair value. A qualitative assessment may still be completed first for an entity to determine if a quantitative impairment test is necessary. The update is effective for fiscal year 2021 and is to be adopted on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact of the adoption of this guidance on our financial condition, results of operations and cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases. This ASU is a comprehensive new leases standard that amends various aspects of existing guidance for leases and requires additional disclosures about leasing arrangements. It will require companies to recognize lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The ASU is effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years; earlier adoption is permitted. In the financial statements in which the ASU is first applied, leases shall be measured and recognized at the beginning of the earliest comparative period presented with an adjustment to equity. Practical expedients are available for election as a package and if applied consistently to all leases. We are currently evaluating the impact of the adoption of this guidance on our financial condition, results of operations and cash flows.

In June 2016, the FASB issued ASU 2016-13 Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. We are currently in the process of evaluating the impact of the adoption of ASU 2016-13 on our financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Item 2.	Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

Item 3.	Financial Statements

INDEX TO FINANCIAL STATEMENTS OF 20/20 GENESYSTEMS, INC.

Page
Unaudited Financial Statements for the Six Months Ended June 30, 2018 and 2017
Balance Sheets as of June 30, 2018 and December 31, 2017	10
Statements of Operations for the Six Months Ended June 30, 2018 and 2017	11
Statements of Cash Flows for the Six Months Ended June 30, 2018 and 2017	12
Notes to the Unaudited Financial Statements	13

20/20 GENESYSTEMS, INC.

BALANCE SHEETS

JUNE 30, 2018 AND DECEMBER 31, 2017

(UNAUDITED)

	June 30, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$375,028	$1,040,083
Accounts receivable, net	30,656	53,106
Inventory	44,276	37,792
Prepaid expenses	7,791	11,020
Total current assets	457,751	1,142,001
License agreement net	441,100	-
Property and equipment, net	64,613	7,017
Intangible assets, net	211,862	200,559
Due from affiliated entities	57,267	57,154
Other assets	17,383	15,390
Total assets	$1,249,976	$1,422,121

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$339,860	$254,440
Accrued liabilities	493,497	499,997
Deferred revenue	-	-
Advances from investors	-	210,000
Total current liabilities	833,357	964,437

Security deposit	-	1,500
Total liabilities	833,357	965,937

Commitments and contingencies (Note 6)	-	-

Stockholders’ equity:
Preferred stock A-2, $0.01 par value; 800,000 authorized; 463,107 and 312,361 shares issued and outstanding, respectively	4,631	3,124
Preferred stock A-1, $0.01 par value; 978,000 authorized; 651,465 and 651,465 shares issued and outstanding, respectively	6,515	6,515
Preferred stock A, $0.01 par value; 1,303,000 authorized; 846,368 and 846,368 shares issued and outstanding, respectively	8,464	8,464
Common stock, $0.01 par value; 25,000,000 authorized; 4,724,623 and 4,632,608 shares issued and outstanding, respectively	47,246	46,326
Additional paid-in capital	17,001,290	16,305,560
Accumulated deficit	(16,651,527)	(15,913,805)
Total stockholders’ equity	416,619	456,184
Total liabilities and stockholders’ equity	$1,249,976	$1,422,121

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(UNAUDITED)

	2018	2017
Revenues	$125,660	$131,750

Cost of revenues	86,104	102,340

Gross profit	39,556	29,410

Operating expenses:
Sales, general and administrative	624,010	645,137
Research and development	150,897	96,732
Total operating expenses	774,907	741,869

Operating loss	(735,351)	(712,459)

Other income (expense):
Interest expense	-	236
Interest income	1,529	(650)
Other expense	(8,900)	5,441
Other income	5,000	(9,039)
Total other (income) expense	(2,371)	(4,012)

Net loss	$(737,722)	$(708,447)

Basic and diluted net loss per common share	$(0.16)	$(0.15)
Weighted-average common shares outstanding, basic and diluted	4,697,178	4,632,608

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(UNAUDITED)

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(737,722)	$(708,447)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,826	6,352
Stock issued for services	7,500	-
Amortization of license fees	8,900	-
Changes in operating assets and liabilities:
Accounts receivable	22,450	22,385
Inventory	(6,484)	360
Prepaid expenses and other	1,236	(29,268)
Accounts payable	85,420	106,438
Accrued liabilities	(6,500)	37,852
Deferred revenue		(688)
Other liabilities	(1,500)	-
Net cash used in operating activities	(623,874)	(565,016)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(59,626)	(20,402)
Related party advances	(113)	(3,800)
Deposits and other	-	783
Investment in license fee	(150,000)	-
Investment in intangibles	(12,099)	-
Net cash used in investing activities	(221,838)	(23,419)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds (repayment) of the line of credit, net	(210,000)	-
Proceeds from sale of preferred stock	390,657	-
Net cash provided by financing activities	180,657	-

Increase (decrease) in cash and cash equivalents	(665,055)	(588,435)
Cash and cash equivalents, beginning of year	1,040,083	982,225
Cash and cash equivalents, end of year	$375,028	$393,790

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$236
Cash paid for income taxes	$-	$-

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2018 AND 2017

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

20/20 GeneSystems, Inc. (the “Company”) was founded in May 2000 to develop and commercialize innovative, proprietary diagnostics tests that aid in the fight against cancer.

The Company is a digital diagnostics company with the core mission of reducing cancer mortality in the U.S. and around the world through early detection. To do so, the Company uses machine learning and big data analytics approaches to substantially improve the accuracy of tumor biomarkers that are currently tested in millions of individuals around the world. The Company’s products include a blood test for early lung cancer (www.BloodTestforLungCancer.com) and a multi-cancer test for screening at least five cancers from one blood sample (www.OneTestforCancer.com). The Company’s legacy businesses include a patented field test kit for screening suspicious powders for bioterror agents that is used regularly by hundreds of first responder organizations worldwide (www.BioCheckInfo.com).

Going Concern

The Company’s financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company has sustained substantial losses from operations since inception and does not have a predictable revenue stream. In addition, the Company has used, rather than provided, cash in its operations. The lack of a proven profitable business strategy that would generate a predictable revenue stream raise substantial doubt for the Company to continue as a going concern. It is management’s plan in this regard to obtain additional working capital through equity financings and to manage sales and operations in line with the amount of capital available. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2018 and December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Cash and Cash Equivalents

The Company considers time deposits, certificates of deposit, and certain investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represent amounts due from customers, amounts due from grants and awards, and other sources. On June 30, 2018 and December 31, 2017, customer accounts receivable and receivables from other sources totaled $30,656 and $53,106, respectively. Management reviews open accounts monthly and takes appropriate steps for collection. When needed, an allowance for doubtful accounts is recorded to reflect management's determination of the amount deemed uncollectable. An allowance for doubtful accounts of $1,479 is included in accounts receivable at June 30, 2018 and December 31, 2017.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method. Inventories consisted entirely of finished goods as of June 30, 2018 and December 31, 2017.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three (3) to seven (7) years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized on the straight-line basis over the lesser of their estimated useful lives or the term of the related lease, whichever is shorter. Gains or losses on dispositions of assets are reflected in other income or expense.

Intangible Assets - Patents

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. The Company evaluates the capitalized costs annually to determine if any amounts should be written down. Patent costs begin amortizing upon approval by the corresponding government and are generally amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the six months ended June 30, 2018 and 2017. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company.

Per Share Information

Basic per share information is computed based upon the weighted average number of common shares outstanding during the period. Diluted per share information consists of the weighted average number of common shares outstanding, plus the dilutive effects of potential common shares, including convertible preferred shares, and options and warrants calculated using the treasury stock method. In loss periods, dilutive common equivalent shares are excluded as the effect would be anti-dilutive. During the six months ended June 30, 2018 and 2017, the Company excluded the outstanding securities summarized below from its calculation of diluted loss per share, as their effects would have been anti-dilutive.

	2018	2017
Warrants to purchase common stock	117,906	117,906
Options to purchase common stock	202,917	379,524
Series A-2 preferred stock	463,107	-
Series A-1 preferred stock	651,465	651,465
Series A preferred stock	846,368	846,368
	2,281,763	1,995,263

Revenue Recognition

Effective January 1, 2018, we adopted Accounting Standards Codification, or ASC, Topic 606, Revenue from Contracts with Customers. In accordance with ASC Topic 606, we recognize revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration which it expects to receive in exchange for those goods and services. To determine revenue recognition for arrangements that we deem are within the scope of ASC Topic 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) calculate transfer price; (iv) allocate the transaction price to the performance obligation in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company recognizes revenue from the sale of BioCheck® when purchase orders are processed and kits are shipped to customers. Revenue from the sale of PAULA’s Test+™ is recognized when returned testing kits are processed in the laboratory and the results are reported. Due to the nature of PAULA’s Test+™, revenue per test is recorded based on historical average receipts from patients and insurance companies.

Shipping and Handling

Amounts billed to a customer for shipping and handling are reported as revenues. Costs related to shipments to the Company are classified as cost of sales and totaled $7,651 and $2,553 for the six months ended June 30, 2018 and 2017, respectively.

Research and Development

The Company incurs research and development costs during the process of researching and developing the Company’s technologies and future manufacturing processes. The Company’s research and development costs consist primarily of materials and services. The Company expenses these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $16,009 and $5,015 for the six months ended June 30, 2018 and 2017, respectively.

Stock-Based Compensation

The Company accounts for stock options issued to employees under ASC 718, Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured based on the value of the Company’s common stock, along with other variables as applicable, on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740, Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At June 30, 2018 and December 31, 2017, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. Interest and penalties, if any, are accrued as a component of operating expenses when assessed.

Concentrations

The Company maintains its cash at various financial institutions located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits. The Company has not experienced any losses with respect to its cash balances.

As of June 30, 2018, approximately 38% of total accounts receivable were due from two sources. As of December 31, 2017, approximately 69% of total accounts receivable were due from two sources. During the six months ended June 30, 2018, approximately 52.5% of total revenues were received from four sources. During the six months ended June 30, 2017, approximately 43% of total revenues were received from three sources. Management believes the loss of one or more of these customers would have a significant effect on the Company’s financial condition.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, as a new Topic, Accounting Standards Codification (“ASC”) Topic 606, which supersedes existing accounting standards for revenue recognition and creates a single framework. Additional updates to Topic 606 issued by the FASB in 2015 and 2016 include the following:

●	ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of the new guidance such that the new provisions will now be required for fiscal years, and interim periods within those years, beginning after December 15, 2017.

●	ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations, which clarifies the implementation guidance on principal versus agent considerations (reporting revenue gross versus net).

●	ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which clarifies the implementation guidance on identifying performance obligations and classifying licensing arrangements.

●	ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which clarifies the implementation guidance in a number of other areas.

The underlying principle is to use a five-step analysis of transactions to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The standard permits the use of either a retrospective or modified retrospective application. ASU 2014-09 and ASU 2016-12 are effective for annual reporting periods beginning after December 15, 2017. The Company adopted ASC 606 using the modified retrospective method for annual and interim reporting periods beginning January 1, 2018.  The Company has aggregated and reviewed its contracts that are within the scope of ASC 606. Based on its evaluation, the Company does not anticipate the adoption of ASC 606 will have a material impact on its balance sheet or related statements of operations, equity or cash flows. Accordingly, the Company will continue to recognize revenue at the time services are delivered.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other: Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the update requires only a single-step quantitative test to identify and measure impairment based on the excess of a reporting unit's carrying amount over its fair value. A qualitative assessment may still be completed first for an entity to determine if a quantitative impairment test is necessary. The update is effective for fiscal year 2021 and is to be adopted on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact of the adoption of this guidance on its financial condition, results of operations and cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases. This ASU is a comprehensive new leases standard that amends various aspects of existing guidance for leases and requires additional disclosures about leasing arrangements. It will require companies to recognize lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The ASU is effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years; earlier adoption is permitted. In the financial statements in which the ASU is first applied, leases shall be measured and recognized at the beginning of the earliest comparative period presented with an adjustment to equity. Practical expedients are available for election as a package and if applied consistently to all leases. The Company is currently evaluating the impact of the adoption of this guidance on its financial condition, results of operations and cash flows.

In June 2016, the FASB issued ASU 2016-13 Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-13 on its financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact the Company’s financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2018 and December 31, 2017:

	2018	2017
Office equipment	$75,213	$75,213
Furniture and fixtures	17,132	17,132
Laboratory equipment	383,515	323,890
Leasehold improvements	5,700	5,700
Total property and equipment	481,560	421,935
Less accumulated depreciation	(416,947)	(414,917)
	$64,613	$7,017

Depreciation expense was $2,030 and $5,556 for the six months ended June 30, 2018 and 2017, respectively.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consisted of the following at June 30, 2018 and December 31, 2017:

	2018	2017
Issued patents (amortized)	$31,840	$31,840
Unissued patents (unamortized)	201,514	189,415
Total patents	233,354	221,255
Less accumulated amortization	(21,492)	(20,696)
	$211,862	$200,559

Amortization expense for intangible assets for the six months ended June 30, 2018 and 2017 was $[*]. Estimated amortization expense on issued patents for the years ending December 31 are as follows:

2018 (remainder of year)	$796
2019	1,592
2020	1,592
2021	1,592
2022	1,592
Thereafter	3,184
$10,348

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Leases

In August 2011, the Company entered into a lease commencing in December 2011 which expired in November 2016. Under the lease agreement, the Company was to pay an annual rent of $134,975, plus additional operating expenses. The agreement included a 3% annual increase and an option to expand office space. Upon expiration, this lease has continued on a month-to-month basis. Total rent expense, including additional operating expenses related to this property, was $62,205 and $76,390 for the six months ended June 30, 2018 and 2017, respectively.

In August 2014, the Company entered into an operating lease agreement for an office copier. The lease term was for four years, which expired in August 2018. Monthly payments under the agreement are $526 plus additional operating costs. Total equipment lease expense related to this copier was $3,156 and $3,156 for the six months ended June 30, 2018 and 2017, respectively.

Royalties and License Agreements

The Company has entered into various agreements related to fundraising and other consulting services that commits the Company to paying certain additional fees contingent upon certain milestones and/or events. The amount of liability, if any, cannot be reasonably estimated. Hence, no liability has been recorded in the accompanying financial statements.

In 2008, the Company entered into three deferred bonus agreements and agreed to pay deferred bonus payments of approximately $500,000 if certain events related to stock options were triggered. The related stock options expired in February 2018. Upon expiration of these options, the contingency related to this deferred bonus also expired.

In November 2000, the Company entered into a licensing agreement with the United States Public Health Service (“PHS”) that gave the Company exclusive rights to use several patents owned by PHS. The agreement was subsequently amended in 2005 and 2011. Under the most current agreement, the Company was required to pay minimum annual royalty fees of $7,500 due and payable on January 1 of each calendar year from 2003 through 2011. Further payment of the minimum annual royalty has been deferred until January 1 of the calendar year following the first year the Company achieves annual net sales of the licensed product equal to or greater than $1,000,000. The minimum annual royalty will be due January 1 of each calendar year thereafter. The PHS agreement also calls for the Company to pay other royalties, including earned royalties, benchmark royalties, and sublicensing royalties. In addition, the agreement requires the Company to reimburse PHS for patent expenses incurred. Reimbursement is due on January 1 of each calendar year beginning in 2013. Minimum reimbursement of $10,000 is due until the Company has achieved $500,000 in net sales of licensed products, $20,000 once the Company has achieved between $500,000 and $1,000,000 in net sales of licensed products, and the balance of the remaining unreimbursed patent expenses due in full once the Company achieves net sales of licensed products of $1,000,000 or upon termination or expiration of the license, whichever comes first. In addition, PHS continues to submit annual requests for reimbursement of patent expenses incurred throughout the preceding year. Unreimbursed patent expenses are included in accrued expenses and were $192,044 and $188,294 at June 30, 2018 and December 31, 2017, respectively.

In July 2002, the Company entered into an award and royalty agreement with MdBio, Inc. Under this agreement, the Company received $150,000 in funding and is to make payments of 3% of gross sales revenues beginning in June 2003 and ending when a total of $450,000 has been repaid. Total royalty expenses incurred relating to this agreement were $3,673 and $3,428 for the six months ended June 30, 2018 and 2017, respectively. The remaining maximum contingent liability was $299,400 at June 30, 2018.

During 2010, the Company entered into a licensing agreement with Abbott Molecular, Inc. (“Abbott”). Under this agreement, the Company retained exclusive rights to use certain processes and know-how for which Abbott has a patent pending. Under this agreement, the Company is to pay royalties equal to 9% of the service revenue and net sales of each licensed product sold or otherwise disposed of prior to the issuance of the related patents and 18% of sales revenue or net sales of each licensed product sold or otherwise disposed of once the related patents are issued. Royalties will be deferred until either the Company's lung cancer testing business is acquired by Abbott or another third party or the value of the royalties exceeds $1,000,000. The agreement also allows Abbott first right to acquire the Company’s lung cancer testing business at various intervals. For the six months ended June 30, 2018 and 2017, royalty expenses incurred under this agreement were $374 and $779, respectively.

In May 2011, the Company received a grant from the Maryland Biotechnology Center (“MBC”). Under this grant agreement, the Company was to receive $200,000 in funding. Per the agreement, beginning January 31 of the year after the completion of the project, the Company is to repay MBC in payments equal to 3% of total sales revenues (excluding revenues relating to the Company's BioCheck® suspicious powder screening kit). If the grant is not repaid in full by one year after the first payment date, the total repayment will equal 150% of the award, or $300,000. If the grant is not repaid in full by two years after the first payment date, the total repayment will equal 175% of the award, or $350,000. If the grant is not repaid in full by three years after the first payment date, the total repayment will equal 200% of the award, or $400,000. For the six months ended June 30, 2018 and 2017, total royalty expenses incurred under this agreement were $125 and $260, respectively. The remaining maximum contingent liability was $392,013 at June 30, 2018.

In February 2016, the Company entered into a collaboration agreement with National Foundation for Cancer Research, Inc. (“NFCR”), a tax exempt 501(c)(3) organization, for the development of a cloud accessible algorithm to assist physicians in the Peoples Republic of China (“PRC”) to interpret test results, and to support refinements of the Company’s PAULAs test. The NFCR will assist the Company in obtaining blood test data from the PRC. Upon execution of the agreement, the Company issued NFCR 19,157 shares of Common Stock. The Company issued an additional 19,157 shares of Common Stock in 2016 based on the first milestone of receiving data from the first 1,000 patients located in the PRC. These shares are included in the statement of stockholders’ equity as shares issued for services. Per the agreement, after the Company has analyzed data from the initial population, it may seek additional data from more patients which can trigger an additional 38,315 shares of Common Stock being issued. To date, this provision has not yet been triggered. If upon seeking and receiving this additional patient data as set forth in the agreement, and immediately after issuing the requisite shares, the Company for five (5) years shall pay to NFCR two percent (2%) of gross sales the Company derives from the sale, licensing and other dispositions of the developed algorithm, payable quarterly.

Effective April 17, 2017, the Company entered into a six-month option agreement with Chang Gung Memorial Hospital (CGMH) of Taiwan to obtain and secure an exclusive license to certain technology, intellectual property, and data relating to our pan-cancer test. The option period was extended through February 28, 2018 through an amendment executed in November 2017. The option was exercised in a timely manner, payments were made, data was transferred to 20/20 and was verified by 20/20 and the Company entered an exclusive license to the technology until the last patent included in the specified technology expires, or 20 years. As consideration for this option, the Company paid an option fee of $75,000. Once the option was exercised in February 2018, the Company paid an additional license fee of $150,000 in cash and $300,000 in Common Stock (through the issuance of 92,025 shares of Common Stock), which were released from escrow upon verification of the viability of the data. The Company has amortized the license agreement over the term amounting to an amortization expense of $8,900 as of June 30, 2018.

NOTE 6 – STOCKHOLDERS’ EQUITY

Preferred Stock

The Company has authorized the issuance of 5,000,000 shares of Preferred Stock with par value of $0.01, of which 1,303,000 have been designated as Series A Preferred Stock, 978,000 have been designated as Series A-1 Preferred Stock, 800,000 shares have been designated as Series A-2 Preferred Stock (collectively, the “Designated Preferred Stock”). Below is a summary of the terms of the Designated Preferred Stock.

Ranking. With respect to dividend rights and rights on liquidation, winding up and dissolution, shares of Designated Preferred Stock rank pari passu to each other and senior to all shares of Common Stock.

Voting Rights. Shares of Designated Preferred Stock vote together with the holders of Common Stock on an as-converted basis on all matters for which the holders of Common Stock vote at an annual or special meeting of stockholders or act by written consent, except as required by law. For so long as shares of Designated Preferred Stock are outstanding, the holders of such shares vote together, as a separate class, to elect one director to the Company’s board, and for so long as shares of Series A-1 Preferred Stock are outstanding, the holders of Series A-1 Preferred Stock vote together, as a separate class, to elect one director to the Company’s board.

Conversion Rights. Each share of Designated Preferred Stock is convertible at any time at the option of the holder at the then current conversion rate. The conversion rate for the Designated Preferred Stock is currently one share of Common Stock for each share of Designated Preferred Stock, calculated by dividing the liquidation preference of such share by the conversion price then in effect. In addition, all outstanding shares of Designated Preferred Stock, plus accrued but unpaid dividends thereon, shall automatically be converted into shares of Common Stock, at the then effective conversion rate, upon the earlier to occur of (a) the closing of the sale of shares of Common Stock to the public at a price of at least $8.15 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a public offering pursuant to an effective registration statement or offering statement under the Securities Act, resulting in at least $5,000,000 of gross proceeds to the Company, (b) the date on which the shares of Common Stock are listed on a national stock exchange, including without limitation the New York Stock Exchange or the Nasdaq Stock Market, or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 67% of the then outstanding shares of Designated Preferred Stock, voting together on an as-converted to Common Stock basis (which vote or consent shall include the holders of at least 67% of the shares of Series A-1 Preferred Stock outstanding voting as a separate class).

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a deemed liquidation event, each holder of Designated Preferred Stock then outstanding shall be entitled to be paid out of the cash and other assets of the Company available for distribution to its stockholders, prior and in preference to all shares of Common Stock, an amount in cash equal to the aggregate liquidation preference of all shares held by such holder. The shares of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock have a liquidation preference of $3.07, $3.07 and 3.26, respectively (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) plus any accrued and unpaid dividends. If upon any liquidation or deemed liquidation event the remaining assets available for distribution are insufficient to pay the holders of Designated Preferred Stock the full preferential amount to which they are entitled, the holders of Designated Preferred Stock shall share ratably in any distribution of the remaining assets and funds in proportion to the respective full preferential amounts which would otherwise be payable, and the Company shall not make or agree to make any payments to the holders of Common Stock. A “deemed liquidation event” means, unless otherwise determined by the holders of at least a majority of the Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock then outstanding (each voting as a single class on an as-converted basis), (a) a sale of all or substantially all of the Company’s assets to a non-affiliate of the Company, (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions, or (c) the grant of an exclusive license to all or substantially all of the Company’s technology or intellectual property rights except where such exclusive license is made to one or more wholly-owned subsidiaries of the Company.

Dividends. The Designated Preferred Stock will not be entitled to dividends or distributions unless and until the board declares a dividend or distribution in cash or other property to holders of outstanding shares of Common Stock, in which event, the aggregate amount of such each distribution shall be distributed as follows: (a) first, seventy percent (70%) of the distribution amount to the holders of shares of Designated Preferred Stock, on a pro rata basis, until such time as such holders have received an aggregate amount in distributions or other payments in respect of such holder’s shares that is equal to the number of shares owned by such holders multiplied by the liquidation preference stated above, and (b) second, thirty percent (30%) of the distribution amount to the holders of shares of Common Stock, on a pro rata basis. Notwithstanding the foregoing, at such time as the holders of Designated Preferred Stock and Common Stock have received the amounts described above, the holders of the Designated Preferred Stock shall receive Distributions pari passu with the holders of the Common Stock on an as-converted basis, using the then-current conversion rate of such shares of Designated Preferred Stock.

Preemptive Rights. Until the Company’s initial public offering of Common Stock occurs and unless otherwise waived by the prior express written consent of the holders of the majority of the voting power of all then outstanding Designated Preferred Stock, voting together on an as-converted to Common Stock basis, in the event that the Company proposes to issue any Common Stock or shares convertible or exercisable for Common Stock, except for excluded issuances, the Company must first offer those additional equity securities to holders of Designated Preferred Stock for a period of no less than thirty (30) days prior to selling or issuing any such additional equity securities to any person, in accordance with the procedures set forth in the certificate of designation. For purposes hereof, “excluded securities” means the issuance of shares of Common Stock or securities convertible into shares of Common Stock (a) granted pursuant to or issued upon the exercise of stock options granted under an equity incentive plan to employees, officers, directors, consultants or strategic partners, (b) granted to employees, officers, directors, consultants or strategic partners for services, including in connection with an incentive plan, or other fair value received or committed, (c) in consideration for a transaction approved by the board which does not result in the issuance for cash of more than five percent (5%) of the outstanding shares of Common Stock, (d) in connection with an acquisition transaction approved by the board, (e) to vendors, commercial partners, financial institutions or lessors in connection with commercial credit transactions, equipment financings or similar transaction approved by the board (provided that such securities do not exceed 10% of the consideration in such transaction), (f) pursuant to conversion or exchange rights included in securities previously issued by the Company or (g) in connection with a stock split, stock division, reclassification, stock dividend or other recapitalization.

Redemption. Shares of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock not redeemable without the prior express written consent of the holders of the majority of the voting power of all then outstanding shares of such Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock, as applicable.

Protective Rights. So long as at least twenty-five percent (25%) of the Designated Preferred Stock collectively remains outstanding and until an amount equal to the liquidation value has been paid to the then current holders of Designated Preferred Stock by way of a distribution or other payment from the Company in respect of each such holder’s shares, in addition to any other vote or consent of stockholders required by law, the vote or consent of the holders of at least a majority of all shares of Designated Preferred Stock then outstanding and entitled to vote thereon, voting together and on an as-converted to Common Stock basis, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, including the consent of the holders of Series A-1 Preferred Stock, shall be necessary for effecting or validating, either directly or indirectly by amendment, merger, consolidation or otherwise:

(a) the authorization, creation and/or issuance of any equity security, other than shares of Common Stock or options to purchase Common Stock issued to investors, employees, managers, officers or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the board;

(b) the amendment, alteration or repeal of any provision of the certificate of incorporation or bylaws or otherwise alter or change any right, preference or privilege of any Designated Preferred Stock in a manner adverse to the holders thereof;

(c) any increase or decrease in the size of the board;

(d) the purchase, redemption, or acquisition of any shares other than from a selling holder pursuant to the provisions of the certificate of incorporation or any other restriction provisions applicable to any shares in agreements approved by the board or in the operating agreement of any limited liability company utilized for the purpose of facilitating investment in the Company;

(e) the liquidation or dissolution of the Company or the sale, lease, pledge, mortgage, or other disposal of all or substantially all of the Company’s assets;

(f) any election to engage in any business that deviates in any material respect from the Company’s business as contemplated under any operating plan approved by the board; or

(g) the waiver of any adjustment to the conversion price applicable to the Designated Preferred Stock.

Series A-2 Preferred Stock

On December 29, 2017, the Company issued 312,361 shares of Series A-2 Preferred Stock at $3.26 per share for proceeds of $936,017, net of $82,280 of offering cost fees, to investors an equity crowdfunding offering under Section 4(a)(6) of the Securities Act of 1933, as amended, and Regulation Crowdfunding promulgated thereunder. On January 23, 2018, the Company completed a second and final closing of this equity crowdfunding offering and issued 15,027 shares of Series A-2 Preferred Stock for gross proceeds of $48,988. In connection with this offering, the Company also issued 6,548 shares of Series A-2 Preferred Stock to First Democracy VC, the platform for the offering, as partial consideration for their services.

On January 9, 2018, the Company issued 11,380 shares of Series A-2 Preferred Stock at $3.26 per share for gross proceeds of $37,100 to an Investment LLC (as defined below).

On February 15, 2018, the Company issued 23,006 shares of Series A-2 Preferred Stock to a consultant as partial compensation for services provide by such consultant.

On March 16, 2018, the Company issued 94,785 shares of Series A-2 Preferred Stock at $3.26 per share for gross proceeds of $309,000 to an Investment LLC.

Series A-1 Preferred Stock

The Company has issued 651,465 of Series A-1 Preferred Stock. The issued shares were outstanding as of June 30, 2018 and December 31, 2017.

Series A Preferred Stock

The Company has issued 846,368 shares of Series A Preferred Stock. The issued shares were outstanding as of June 30, 2018 and December 31, 2017.

Common Stock

As of June 30, 2018 and December 31, 2017, the Company had 25,000,000 authorized shares of Common Stock, 4,632,608 shares of which were issued and outstanding.

Stock Options

No options were granted during the six months ended June 30, 2018 and 2017, respectively. Total stock-based compensation for the six months June 30, 2018 and 2017 was $0.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has historically employed or contracted with immediate family members of the Chief Executive Officer.  Such arrangements are under compensation arrangements for services provided in the normal course of business.

As of June 30, 2018 and December 31, 2017, the Company has an outstanding balance due to Barry Cohen, the Chief Executive Officer’s brother, in the amount of $22,181 and $21,481 for professional services, respectively.

From time-to-time, investors in the Company are directed to deposit funds in a Limited Liability Company (“Investment LLC”) set up by the Company for the purposes of managing investments seeking the advantages of the Maryland Biotechnology Investor Tax Credit program. Funds from those Investment LLCs either have been or will be transferred to the Company pursuant to the rules and procedures of the tax credit program. Shares of the Company will be issued to investors in those Investment LLCs in the same manner as if they invested directly in the Company. While the Company performs the administrative tasks for the Investment LLC when they are active, the Company has no ownership, requirement to fund, or voting privileges within these entities.

As of June 30, 2018 and December 31, 2017, the Company has approximately $57,000, respectively, due from various Investment LLCs controlled by certain shareholders of the Company as a result of funds advanced to them by the Company as it relates to the expected tax refunds under the Maryland Biotechnology Investor Tax Credit program.

During 2017, an Investment LLC received approximately $240,000 in funds for investment in the Company, pending application of the Maryland Biotechnology Investor Tax Credit. In November and December 2017, the Investment LLC lent the Company $210,000 which the Company subsequently repaid in 2018 upon the investment LLC receiving the requisite initial tax credit certificate. Furthermore, the $240,000 investment was made by the Investment LLC as part of a total investment of $309,000 for shares of stock in 2018.

NOTE 8 – SUBSEQUENT EVENTS

On August 17, 2018, the Company launched its initial public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering a minimum of 127,479 shares of Series B Preferred Stock and a maximum of 3,399,433 shares of Series B Preferred Stock at an offering price of $3.53 per share, or a minimum of $450,000 of shares and a maximum of $12,000,000 of shares, on a “best efforts” basis. As of November 8, 2018, the Company has raised approximately $3,129,000 in gross proceeds through the sale of 886,427 shares of Series B Preferred Stock. As a result, the Company has received net proceeds of approximately $2,918,000.

In connection with the foregoing offering, the Company filed a Second Amended and Restated Certificate of Incorporation (the “Restated Charter”) with the Delaware Secretary of State on August 31, 2018 to, among other things, (i) increase the number of shares of Preferred Stock that the Company is authorized to issue to 10,000,000 shares; (ii) provide for the terms of the Series B Preferred Stock to be sold in the offering; and (iii) amend certain provisions of the Company’s other series of Preferred Stock.

The Restated Charter authorizes the Company to issue up 1,303,000 shares of Series A Preferred Stock, 978,000 shares of Series A-1 Preferred Stock, 800,000 shares of Series A-2 Preferred Stock and 3,569,405 shares of Series B Preferred Stock (collectively, the “Designated Preferred Stock”). Following is a summary of the new terms of the Designated Preferred Stock.

Ranking. With respect to dividend rights and rights on liquidation, winding up and dissolution, shares of Designated Preferred Stock rank pari passu to each other and senior to all shares of Common Stock.

Voting Rights. Shares of Designated Preferred Stock vote together with the holders of Common Stock on an as-converted basis on all matters for which the holders of Common Stock vote at an annual or special meeting of stockholders or act by written consent, except as required by law. For so long as shares of Designated Preferred Stock are outstanding, the holders of such shares vote together, as a separate class, to elect one director, and for so long as shares of Series A-1 Preferred Stock are outstanding, the holders of Series A-1 Preferred Stock vote together, as a separate class, to elect one director.

Conversion Rights. Each share of Designated Preferred Stock is convertible at any time at the option of the holder at the then current conversion rate. The conversion rate for the Designated Preferred Stock is currently one share of Common Stock for each share of Designated Preferred Stock, calculated by dividing the liquidation preference of such share by the conversion price then in effect. In addition, all outstanding shares of Designated Preferred Stock, plus accrued but unpaid dividends thereon, shall automatically be converted into shares of Common Stock, at the then effective conversion rate, upon the earlier to occur of (a) the closing of the sale of shares of Common Stock to the public at a price of at least $8.15 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a public offering pursuant to an effective registration statement or offering statement under the Securities Act, resulting in at least $15,000,000 of gross proceeds to the Company, (b) the date on which the shares of Common Stock are listed on a national stock exchange, including without limitation the New York Stock Exchange or the Nasdaq Stock Market, or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 67% of the then outstanding shares of Designated Preferred Stock, voting together on an as-converted to Common Stock basis (which vote or consent shall include the holders of at least 67% of the shares of Series A-1 Preferred Stock outstanding voting as a separate class).

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a deemed liquidation event, each holder of Designated Preferred Stock then outstanding shall be entitled to be paid out of the cash and other assets of the Company available for distribution to its stockholders, prior and in preference to all shares of Common Stock, an amount in cash equal to the aggregate liquidation preference of all shares held by such holder. The shares of Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock have a liquidation preference of $3.07, $3.07, $3.26 and $3.53, respectively (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) plus any accrued and unpaid dividends.

If upon any liquidation or deemed liquidation event the remaining assets available for distribution are insufficient to pay the holders of Designated Preferred Stock the full preferential amount to which they are entitled, the holders of Designated Preferred Stock shall share ratably in any distribution of the remaining assets and funds in proportion to the respective full preferential amounts which would otherwise be payable, and the Company shall not make or agree to make any payments to the holders of Common Stock. A “deemed liquidation event” means, unless otherwise determined by the holders of at least a majority of the Designated Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (a) a sale of all or substantially all of the Company’s assets to a non-affiliate of the Company, (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions, or (c) the grant of an exclusive license to all or substantially all of the Company’s technology or intellectual property rights except where such exclusive license is made to one or more wholly-owned subsidiaries of the Company.

Dividends. The Designated Preferred Stock will not be entitled to dividends or distributions unless and until the Company’s board declares a dividend or distribution in cash or other property to holders of outstanding shares of Common Stock, in which event, the aggregate amount of such each distribution shall be distributed as follows: (a) first, seventy percent (70%) of the distribution amount to the holders of shares of Designated Preferred Stock, on a pro rata basis, until such time as such holders have received an aggregate amount in distributions or other payments in respect of such holder’s shares that is equal to the number of shares owned by such holders multiplied by the liquidation preference stated above, and (b) second, thirty percent (30%) of the distribution amount to the holders of shares of Common Stock, on a pro rata basis. Notwithstanding the foregoing, at such time as the holders of Designated Preferred Stock and Common Stock have received the amounts described above, the holders of the Designated Preferred Stock shall receive Distributions pari passu with the holders of the Common Stock on an as-converted basis, using the then-current conversion rate of such shares of Designated Preferred Stock.

Preemptive Rights. Until the Company’s initial public offering of Common Stock occurs and unless otherwise waived by the prior express written consent of the holders of the majority of the voting power of all then outstanding Designated Preferred Stock, voting together on an as-converted to Common Stock basis, in the event that the Company proposes to issue any Common Stock or shares convertible or exercisable for Common Stock, except for excluded issuances, the Company must first offer those additional equity securities to holders of Designated Preferred Stock for a period of no less than thirty (30) days prior to selling or issuing any such additional equity securities to any person, in accordance with the procedures set forth in the Restated Charter. For purposes hereof, “excluded securities” means the issuance of shares of Common Stock or securities convertible into shares of Common Stock (a) granted pursuant to or issued upon the exercise of stock options granted under an equity incentive plan to employees, officers, directors, consultants or strategic partners, (b) granted to employees, officers, directors, consultants or strategic partners for services, including in connection with an incentive plan, or other fair value received or committed, (c) in consideration for a transaction approved by the board which does not result in the issuance for cash of more than five percent (5%) of the outstanding shares of Common Stock, (d) in connection with an acquisition transaction approved by the board, (e) to vendors, commercial partners, financial institutions or lessors in connection with commercial credit transactions, equipment financings or similar transaction approved by the board (provided that such securities do not exceed 10% of the consideration in such transaction), (f) pursuant to conversion or exchange rights included in securities previously issued by the Company or (g) in connection with a stock split, stock division, reclassification, stock dividend or other recapitalization.

Redemption. Shares of Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock are not redeemable without the prior express written consent of the holders of the majority of the voting power of all then outstanding shares of such Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock, as applicable.

Protective Rights. So long as at least twenty-five percent (25%) of the Designated Preferred Stock collectively remains outstanding, in addition to any other vote or consent of stockholders required by law, the vote or consent of the holders of at least a majority of all shares of Designated Preferred Stock then outstanding and entitled to vote thereon, voting together and on an as-converted to Common Stock basis, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, including the consent of the holders of Series A-1 Preferred Stock, shall be necessary for effecting or validating, either directly or indirectly by amendment, merger, consolidation or otherwise:

(a) the authorization, creation and/or issuance of any equity security, other than shares of Common Stock or options to purchase Common Stock issued to investors, employees, managers, officers or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the board;

(b) the amendment, alteration or repeal of any provision of the certificate of incorporation or bylaws or otherwise alter or change any right, preference or privilege of any Designated Preferred Stock in a manner adverse to the holders thereof;

(c) any increase or decrease in the size of the board;

(d) the purchase, redemption, or acquisition of any shares other than from a selling holder pursuant to the provisions of the Restated Charter or any other restriction provisions applicable to any shares in agreements approved by the board or in the operating agreement of any limited liability company utilized for the purpose of facilitating investment in the Company;

(e) the liquidation or dissolution of the Company or the sale, lease, pledge, mortgage, or other disposal of all or substantially all of its assets;

(f) any election to engage in any business that deviates in any material respect from the Company’s business as contemplated under any operating plan approved by the board;

(g) the waiver of any adjustment to the conversion price applicable to the Designated Preferred Stock; or

(h) any declaration or payment of any cash dividend or other cash distribution to any holders of capital stock.

The Company has evaluated subsequent events that occurred after June 30, 2018 through November 15, 2018, the issuance date of these financial statements. There have been no other events or transaction during this time which would have a material effect on these financial statements

Item 4.	Exhibits

Exhibit No.	Description
2.1*	Second Amended and Restated Articles of Incorporation of 20/20 GeneSystems, Inc.

2.2	Bylaws of 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on March 9, 2018)

4	Form of Subscription Agreement (incorporated by reference to Exhibit 4 to the Offering Statement on Form 1-A/A filed on August 14, 2018)

6.1	Form of Escrow Agreement (incorporated by reference to Exhibit 6.1 to the Offering Statement on Form 1-A/A filed on June 22, 2018)

6.2	Option Agreement to License and Commercialize Pan-Cancer Test Algorithm, dated April 17, 2017, between Chang Gung Memorial Hospital, Linkou and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A/A filed on June 22, 2018)

6.3	Amendment to Option Agreement to License and Commercialize Pan-Cancer Test Algorithm, dated October 26, 2017, between Chang Gung Memorial Hospital, Linkou and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.3 to the Offering Statement on Form 1-A/A filed on June 22, 2018)

6.4	Cancer Early Detection Algorithm Development Collaboration Agreement, dated February 26, 2016, between National Foundation for Cancer Research, Inc. and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.4 to the Offering Statement on Form 1-A/A filed on June 22, 2018)

6.5	Award and Royalty Agreement, dated July 19, 2002, between MdBio, Inc. and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.5 to the Offering Statement on Form 1-A/A filed on July 11, 2018)

6.6	Patent License Agreement, dated November 9, 2000, between the National Institutes of Health and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.6 to the Offering Statement on Form 1-A/A filed on July 11, 2018)

6.7	License Amendment, dated April 14, 2005, between the National Institutes of Health on behalf of the Public Health Service and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.7 to the Offering Statement on Form 1-A/A filed on July 11, 2018)

6.8	Second Amendment to License Agreement, dated December 23, 2011, between the National Institutes of Health on behalf of the Public Health Service and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.8 to the Offering Statement on Form 1-A/A filed on July 11, 2018)

* Filed herewith

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): December 27, 2018

20/20 GENESYSTEMS, INC.

(Exact name of issuer as specified in its charter)

Delaware	51-2272107
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9430 Key West Ave., Rockville, MD 20850

(Full mailing address of principal executive offices)

(240) 453-6339

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series B Preferred Stock and Common Stock into which the Series B Preferred Stock may be converted.

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9.	OTHER EVENTS

On December 6, 2018, 20/20 GeneSystems, Inc. (the “Company”) entered into an Agreement with DigitalDx Ventures (“DDX”), pursuant to which the Company granted DDX a right to invest in the Company’s next equity financing round in an amount that would result in DDX’s purchase of up to 15% of the Company’s outstanding capital stock on a post-close and fully diluted basis. In the event the Company engages in a going public transaction at any time prior to such purchase by DDX, DDX shall be offered shares of the Company’s capital stock in an amount equal to 15% of the Company’s outstanding capital stock prior to any such going public transaction, at a price per share equal to the Company’s per share valuation in the previous equity financing round. The Agreement will expire at the first to occur of: (a) the closing of the Company’s next equity financing round of at least $5,000,000; or (b) such time as DDX owns at least 15% of the Company’s outstanding capital stock.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this supplement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2018	20/20 GENESYSTEMS, INC.

/s/ Jonathan Cohen
Name: Jonathan Cohen
Title: Chief Executive Officer
(Principal Executive Officer and Principal Financial and Accounting Officer)

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